MAIL STOP 3561

February 23, 2007

Mr. Christopher Astrom, CEO
Capital Solutions I, Inc.
One N.E. First Avenue, Suite 306
Ocala, Florida 34470

       Re: Capital Solutions I, Inc
             Form 10-KSB for Fiscal Year Ended May 31, 2006
             Form 10-KSB for Fiscal Year Ended May 31, 2005
             File Number 000-09879

Dear Mr. Astrom:

We have completed our review of your Forms 10-KSB and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Branch Chief, Office of
Emerging Growth Companies